EXHIBIT 99.1

Himax Technologies, Inc. Provides Third Quarter 2012 Financial Guidance

Company Projects Revenues to be Around Flat; Gross Margin to be Slightly Up; GAAP EPS to be Between $0.04 to $0.065 Per Diluted ADS; and Non-GAAP EPS to be Between $0.08 to $0.105 Per Diluted ADS

TAINAN, Taiwan, Aug. 9, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today issued guidance for the third quarter ending September 30, 2012.

Based on information available to the Company as of August 9, 2012, Himax is projecting the following for the three months ending September 30, 2012:

Net Revenues:	To be around flat compared to the second quarter of 2012
Gross Margin:	To be slightly up from the second quarter of 2012
GAAP EPS (1):	4 cents to 6.5 cents per diluted ADS, up 900% to 1,525% as compared to same period 2011
Non GAAP EPS (2):	8 cents to 10.5 cents per diluted ADS, up 196.3% to 288.9% as compared to same period 2011
(1) GAAP earnings per diluted ADS guidance includes Himax's 2012 grant of restricted share units, or RSUs, at the end of September. 2012 RSUs, are subject to Himax's Board approval, and are assumed to be valued in the range of $11 to $12 million, of which approximately 60% will be vested and expensed immediately on the grant date.
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

Mr. Jordan Wu, President and Chief Executive Officer of Himax elaborated, "As we will detail on our conference call, we have experienced robust growth in the last several quarters for our small and medium-sized driver business, particularly the smartphone. We expect our smartphone driver ICs slow down temporarily in the third quarter 2012 from the robust growth as lower-cost "pseudo smartphones" enter the Tier-2 marketplace. However, we remain bullish on the growth prospect of the smartphone segment and we expect to regain our growth momentum by continuing to focus on the tier-one customers as well as actively improving our engagement with China's second tier handset manufacturers. We also expect solid demand for several other products, including our driver ICs for large-panels in China; new product segments such as automotive, tablets and notebooks for our small and medium-sized driver ICs; and our fast-growing touch panel controllers in the non-driver product line. These product demands will produce noteworthy shipments in the second half of this year. We are also shifting the focus of our LCOS microdisplay business to a new application, head-mounted display. This new application where we believe our technology is superior to other competing technologies is a new and exciting product area with a great deal of potential. We believe our diverse customer base and product portfolio position us for balanced growth for the long run and are further evidenced by recent design wins with top-tier customers in many of our product lines," Mr. Wu concluded.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,500 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

CONTACT: Contact For the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com